Exhibit 99.1

PRESS RELEASE                            LIFE SCIENCES RESEARCH, INC.
                                         (NYSE Arca: LSR)

                                         PO Box 2360
                                         Mettlers Road
                                         East Millstone, NJ 08875-2360

                                         For Further Information:
                                         Richard Michaelson
                                         Phone:   US: (732) 649-9961
                                         e-mail: LifeSciencesResearch@LSRinc.net

March 9, 2007

                  LSR ANNOUNCES FOURTH QUARTER AND 2006 RESULTS

East Millstone, New Jersey, March 9, 2007 - Life Sciences Research, Inc. (NYSE
Arca: LSR) announced today that revenues for the quarter ended December 31, 2006 of $52.5 million were 31.1% above revenues for the same period in the prior year of $40.0 million. Excluding the effect of exchange rate movements, the increase was 22.3%. Operating loss for the quarter ended December 31, 2006 was $5.0 million, or 9.6% of revenues, compared with operating income of $4.7 million, or 11.8% of revenues for the same period in the prior year. Operating loss in the quarter ended December 31, 2006 included a $10.5 million other operating expense, compared with $0 in the same period in the prior year. This 2006 charge was for costs associated with the Company's recent NYSE Arca listing, including a $7.7 million non-cash charge for warrants issued in November 2005, and legal and advisory costs related to the animal rights extremist campaign that has targeted the company. Excluding that charge, operating income for the quarter would have been $5.5 million. The Company reported net income for the quarter ended December 31, 2006 of $1.5 million, compared with a net loss of $0.5 million for the same period in the prior year. Net income per fully diluted share for the quarter ended December 31, 2006 was $0.10 compared with a loss of $0.04 for the same period in the prior year.

The net income in the quarter ended December 31, 2006 included other income of $1.6 million which comprised $2.2 million from the non-cash foreign exchange remeasurement gain pertaining to financing denominated in US dollars and other exchange gains of $0.5 million, offset by finance arrangement fees of $1.1 million. In the same period in the prior year, Other Expenses of $2.2 million were comprised of finance arrangement fees of $1.3 million and $1.4 million of a non-cash foreign exchange remeasurement loss pertaining to the Convertible Capital Bonds, offset by other exchange gains of $0.5 million. Net income in the quarter included $0.3 million of non-cash FAS123R option expense, or $0.02 per share.

Capital expenditure totaled $4.9 million in the quarter ended December 31, 2006, compared to $3.9 million for the same period in the prior year. As a result net cash generated totaled $5.8 million in the quarter ended December 31, 2006 compared with $3.3 million of net cash generated for the same period in the prior year.

The revenues for the year ended December 31, 2006 of $192.2 million were 11.7% above the revenues for the year ended December 31, 2005 of $172.0 million. Excluding the effect of exchange rate movements, revenues increased 10.6%. Operating income for the year ended December 31, 2006 was $9.6 million, or 5.0% of revenues, compared with $21.0 million, or 12.2% of revenues for the previous year. There was a $10.5 million other operating expense in 2006, compared with $0 in the previous year. The Company reported net income before loss on deconsolidation of variable interest entity for the year ended December 31, 2006 of $5.8 million compared with $1.5 million for the previous year. Net income before loss on deconsolidation of variable interest entity per fully diluted share for the year ended December 31, 2006 was $0.40 compared with $0.10 in the year ended December 31, 2005. Net income for the year included $0.7 million of non-cash FAS123R option expense, or $0.05 per share.

Concurrently with the repayment of the $10 million promissory note that was owed to the Company by Alconbury Estates from the Sale and Leaseback transaction that was announced in June 2005, FIN46R consolidation accounting ceased effective June 30, 2006. As a result, the Company recognized a loss on deconsolidation of variable interest entity of $20.7 million, of which the largest charge is associated with the non-cash write-down of the Company's UK facilities.

The net income for the year ended December 31, 2006 included Other Income of $1.9 million which comprised $6.2 million gain from the non-cash foreign exchange remeasurement of the March financing and the Convertible Capital Bonds denominated in US dollars, other exchange gains of $0.7 million, offset by finance arrangement fees of $5.0 million. In the year ended December 31, 2005 there was other expense of $7.4 million comprised $5.1 million from the non-cash foreign exchange remeasurement loss on the Convertible Capital Bonds denominated in US dollars, finance arrangement fees of $2.8 million, offset by other exchange gains of $0.5 million.

Net days sales outstanding at December 31, 2006 were 21 compared to 16 at December 31, 2005. Capital expenditure in the year ended December 31, 2006 totaled $13.1 million compared to $16.0 million in the previous year. The net cash generated in the year ended December 31, 2006 was $28.7 million, including $16.8 million from operations (after deducting $10.6 million associated with the repayment of the Alconbury note) and $15.6 million generated from financing activities, compared with $17.9 million of net cash used for the same period in the prior year, which included net $9.9 million used in financing activities. Cash on hand at December 31, 2006 was $44.1 million compared with $15.4 million at December 31, 2005.

Long-term debt was $89.2 million at December 31, 2006 compared with $30.4 million at December 31, 2005. At December 31, 2006 long-term debt predominantly consisted of the $70 million financing and the $23.2 million of finance leases associated with the sale and leaseback, offset by unamortized lender warrant costs. The March 2006 financing generated net proceeds of approximately $63 million, of which $46.2 million was used to redeem the outstanding principal amount of the Convertible Capital Bonds.

Brian Cass, LSR's President and Managing Director commented, "2006 was an excellent year for new orders, and we are most proud of the confidence shown to us by our customers. In the fourth quarter we acquired $68 million in net new business which is a significant new record for the company. This represents a book to bill ratio of 1.30, and an increase of 47% over the fourth quarter of 2005, or 35% on a constant currency basis, and 14% over the third quarter 2006. For the full year we acquired $233 million of net new business, up $50 million on 2005. This performance drove the book to bill for the year to a record 1.21 and the backlog to $175 million, compared to $122 million at the end of 2005. To put this achievement in perspective, we have now achieved 61% net orders growth over the last three years on a constant currency basis."

He added "In 2006 we maintained our focus and commitment to our core strategies of customer service, scientific quality and operational excellence and we have seen the rewards. The execution of our strategy and the delivery of these results is, of course, down to our 1,500 employees and I would like to personally thank all of them for their hard work and commitment through the year."

Andrew Baker, LSR's Chairman and CEO said "We've faced some real challenges this year, both in our operations and elsewhere. I am proud of the recovery that Brian has led in both revenues and operating margins, and equally enthusiastic about the milestones achieved this year, including our NYSE Arca listing. In each of these areas, we are encouraged by the progress, without losing focus on the challenges we still face to achieve the objectives we have set for this excellent company. My thanks to Brian and his team for their commitment, perseverance, and achievements, as well as to each of the Company's stakeholders who have stood with us in our endeavors."

LSR will hold an investor conference call to discuss the quarter's results on March 12, 2007 at 9:00 a.m. Eastern Time. That call can be listened to by dialing (210) 234-0015 pass code 2089115. We suggest calling five minutes prior to the scheduled call.

Life Sciences Research, Inc. is a global contract research organization providing product development services to the pharmaceutical, agrochemical and biotechnology industries. LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR's clients' products. The Company's services are designed to meet the regulatory requirements of governments around the world. LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England).

This announcement contains statements that may be forward-looking as defined by the Private Securities Litigation Reform Act of 1995. These statements are based largely on LSR's expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR's control, as more fully described in the Company's SEC filings, including its Form 10-K for the fiscal year ended December 31, 2005, as filed with the US Securities and Exchange Commission.

                              - tables to follow -

                  Life Sciences Research Inc. and Subsidiaries
                 Condensed Consolidated Statements of Operations

                                                         Three months ended                   Year ended
                                                            December 31                       December 31

(Dollars in thousands, except per share data)               2006            2005             2006             2005
Revenues                                                 $52,451         $40,020         $192,217         $172,013
Cost of sales                                           (39,430)        (29,606)        (142,701)        (124,820)
                                                    -------------    ------------    -------------    -------------
Gross profit                                              13,021          10,414           49,516           47,193
Selling, general and administrative expenses             (7,561)         (5,678)         (29,447)         (26,174)
Other operating expenses                                (10,497)               -         (10,497)                -
                                                    -------------    ------------    -------------    -------------
Operating (loss) / income                                (5,037)           4,736            9,572           21,019
Interest income                                              543              13            1,511               79
Interest expense                                         (4,021)         (2,217)         (14,078)          (8,072)
Other net income / (expense)                               1,573         (2,211)            1,923          (7,406)
                                                    -------------    ------------    -------------    -------------
(Loss) / income before income taxes                      (6,942)             321          (1,072)            5,620
Income tax benefit / (expense)                             8,440           (841)            6,856          (4,129)
                                                    -------------    ------------    -------------    -------------
Income / (loss) before loss on deconsolidation of
variable interest entity                                  $1,498          $(520)           $5,784            1,491
Loss on deconsolidation of variable interest
entity (net of income tax benefit of $22,218)                  -               -         (20,656)                -
                                                    -------------    ------------    -------------    -------------
Net income /(loss)                                        $1,498          $(520)        $(14,872)           $1,491
                                                    -------------    ------------    -------------    -------------
Basic income / (loss) per share
Income / (loss) before loss on deconsolidation of
variable interest entity                                   $0.12         $(0.04)            $0.46            $0.12
Loss on deconsolidation of variable interest                   -               -           (1.64)                -
entity
                                                    -------------    ------------    -------------    -------------
Basic income / (loss) per share                            $0.12         $(0.04)          $(1.18)            $0.12
                                                    -------------    ------------    -------------    -------------

Diluted income / (loss) per share:
Income / (loss) before loss on deconsolidation of
variable interest entity                                   $0.10         $(0.04)            $0.40            $0.10
Loss on deconsolidation of variable interest                   -               -           (1.42)                -
entity
                                                    -------------    ------------    -------------    -------------
Diluted income / (loss) per share                          $0.10         $(0.04)          $(1.02)            $0.10
                                                    -------------    ------------    -------------    -------------
Weighted average number of common stock
- Basic     (000's)                                       12,693          12,553           12,644         12,518
- Diluted  (000's)                                        14,560          14,547           14,517         14,533


                  Life Sciences Research Inc. and Subsidiaries
                      Condensed Consolidated Balance Sheets

                                                                                          December 31,
ASSETS                                                                                    2006             2005
Current assets:
Cash and cash equivalents                                                              $44,088          $15,420
Accounts receivable, net of allowance of $691 and $618 in 2006 and 2005,
  respectively                                                                          38,677           26,810
Unbilled receivables                                                                    17,459           11,981
Inventories                                                                              1,962            1,992
Prepaid expenses and other current assets                                               10,339            7,062
                                                                                  -------------   --------------
                                                                                  -------------   --------------
Total current assets                                                                  $112,525          $63,265
                                                                                  -------------   --------------
                                                                                  -------------   --------------
Property and equipment, net                                                             63,630          105,605
Goodwill                                                                                 1,520            1,195
Other assets                                                                            10,341              971
Deferred income taxes                                                                   42,563           13,333
                                                                                  -------------   --------------
                                                                                  -------------   --------------
Total assets                                                                          $230,579         $184,369
                                                                                  -------------   --------------
                                                                                  -------------   --------------
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Accounts payable                                                                       $16,973          $15,742
Accrued payroll and other benefits                                                       9,743            3,655
Accrued expenses and other liabilities                                                  17,721           15,862
Short-term debt                                                                            889           46,946
Fees invoiced in advance                                                                44,435           32,920
                                                                                  -------------   --------------
                                                                                  -------------   --------------
Total current liabilities                                                              $89,761         $115,125
                                                                                  -------------   --------------
                                                                                  -------------   --------------
Long-term debt                                                                          89,151           30,430
Deferred gain on disposal of US property                                                 9,107                -
Pension liabilities, less short-term portion                                            47,652           53,382
                                                                                  -------------   --------------
                                                                                  -------------   --------------
Total liabilities                                                                     $235,671         $198,937
                                                                                  -------------   --------------
                                                                                  -------------   --------------
Commitments and contingencies
Shareholders' equity/(deficit)
Preferred Stock, $0.01 par value.  Authorized: 5,000,000
Issued and outstanding: None                                                                 -                -
Non-Voting Common Stock, $0.01 par value.  Authorized: 5,000,000
Issued and outstanding: None                                                                 -                -
Voting Common Stock, $0.01 par value.  Authorized: 50,000,000
Issued and outstanding at December 31, 2006: 12,775,120
(December 31, 2005: 12,553,251)                                                            127              126
Paid in capital                                                                         95,762           75,848
Less: Promissory notes for issuance of common stocks                                         -            (205)
Accumulated other comprehensive loss                                                  (45,161)         (49,389)
Accumulated deficit                                                                   (55,820)         (40,948)
                                                                                  -------------   --------------
                                                                                  -------------   --------------
Total shareholders' (deficit)                                                         $(5,092)        $(14,568)
                                                                                  -------------   --------------
                                                                                  -------------   --------------

Total liabilities and shareholders' equity/(deficit)                                  $230,579         $184,369
                                                                                  -------------   --------------





                  Life Sciences Research Inc. and Subsidiaries
                 Condensed Consolidated Statements of Cash Flows


                                                                                     Year Ended December 31,
                                                                                   2006                 2005
Cash flows from operating activities:
Net (loss)/income                                                             $(14,872)               $1,491
Adjustments to reconcile net loss/income to net cash from operating activities
Depreciation and amortization                                                     9,514                9,581
Amortization of gain on disposal of US property                                   (161)                    -
Non-cash compensation expense associated with employee stock
compensation plans                                                                2,441                    -
Loss on deconsolidation of variable interest entity                              42,874                    -
Foreign exchange (gain)/loss on Capital Bonds and New Financing                 (6,210)                5,145
Foreign exchange gain on intercompany balances                                    (692)                (518)
Deferred income tax (benefit)/expense                                          (29,074)                4,128
Provision for losses on accounts receivable                                          73                  363
Amortization of Capital Bonds issue costs                                            70                  184
Amortization of Financing Costs                                                   3,879                2,780
Amortization of warrants                                                         10,126                  347
Changes in operating assets and liabilities:
Accounts receivable, unbilled receivables and prepaid expenses                  (3,540)             (11,475)
Inventories                                                                         301                (181)
Accounts payable, accrued expenses and other liabilities                          5,692                6,072
Fees invoiced in advance                                                          7,028                (859)
                                                                         ---------------     ----------------
                                                                         ---------------     ----------------
Net cash provided by operating activities                                       $27,449              $17,058
                                                                         ---------------     ----------------
                                                                         ---------------     ----------------

Cash flows from investing activities:
Purchase of property, plant and equipment                                      (13,093)             (15,973)
Sale of property, plant and equipment                                                 6                    -
                                                                         ---------------     ----------------
                                                                         ---------------     ----------------
Net cash used in investing activities                                         $(13,087)            $(15,973)
                                                                         ---------------     ----------------
                                                                         ---------------     ----------------

Cash flows from financing activities:
Proceeds from issue of Voting Common Stock                                          648                  670
Proceeds from long-term borrowings                                               70,000               30,000
Increase in deferred finance/other assets                                       (8,145)                    -
Repayments of long-term borrowings                                                 (71)             (41,106)
Repayments of short term borrowings                                            (46,871)                  500
                                                                         ---------------     ----------------
                                                                         ---------------     ----------------
Net cash provided by/(used in) financing activities                             $15,561             $(9,936)
                                                                         ---------------     ----------------
                                                                         ---------------     ----------------

Effect of exchange rate changes on cash and cash equivalents                    (1,255)              (9,070)
                                                                         ---------------     ----------------
                                                                         ---------------     ----------------
Increase/(decrease) in cash and cash equivalents                                 28,668             (17,921)
Cash and cash equivalents at beginning of year                                   15,420               33,341
                                                                         ---------------     ----------------
                                                                         ---------------     ----------------
Cash and cash equivalents at end of year                                        $44,088              $15,420
                                                                         ---------------     ----------------
                                                                         ---------------     ----------------
Supplementary Disclosures:
Interest paid                                                                   $10,572               $7,913
Taxes paid:
              Japan                                                                 $39                  $18
              US                                                                   $103                 $298
Supplementary Disclosures of non-cash financing activity:
Issuance of warrants to lender                                                   $5,281                    -
Issuance of warrants to financial advisor                                        $3,278                    -


